Exhibit 99.2

MERUS LABS INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended December 31, 2011 and 2010

The following discussion is management’s assessment and analysis of the results and financial condition of Merus Labs International Inc. (“the Company” or “Merus”) and should be read in conjunction with the accompanying interim consolidated financial statements for the three months ended December 31, 2011 and the related notes thereto.

The date of this MD&A is March 14, 2012.

FORWARD-LOOKING STATEMENTS

This MD&A contain certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include: sources of income; forecasts of sales and associated expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; the Company’s business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of the Company;

  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the acceptance of the Company’s products by provincial drug benefit formularies, hospital formularies and pharmacies, physicians and patients in the marketplace;

  the Company’s ability to successfully market and sell its products;

  delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

  the timing and unpredictability of regulatory actions;

  the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

  the ability to source, develop and commercialize new products effectively;

  unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

  the inability to adequately protect its key intellectual property rights;

  the loss of key management or scientific personnel;

  the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

  regulatory, legal or other setbacks with respect to its operations or business;

  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

  the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, securityholders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) or International Financial Reporting Standards (“IFRS”) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents, including those disclosed under “Risk Factors” in the Company’s information circular dated November 9, 2011.

All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

CORPORATE HISTORY

The Company was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend its articles of incorporation by changing its name to Envoy Capital Group Inc. (“Envoy”). On December 16, 2011, Envoy filed a continuation application with the British Columbia Corporate Registry and was continued under the laws of the Province of British Columbia. On December 19, 2011, pursuant to a plan of arrangement filed with the British Columbia Corporate Registry, Envoy and Merus Labs International Inc. (“Old Merus”), a specialty pharmaceutical company that acquires, sells and distributes prescription medicine products, amalgamated. Also on December 19, 2011, the Company amended its articles of incorporation by changing its name to Merus Labs International Inc.

The Company’s registered office is located at 800-885 West Georgia Street, Vancouver, BC V6C 3H1; its head office is located at Suite 301, 30 St. Patrick Street, Toronto, Ontario M5T 3A3; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

  On patent but at maturity stage of product life cycle

  Branded generics

  Under promoted products

  Niche market pharmaceuticals

  Products with annual sales below critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus will be the United States and Canada.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

OVERVIEW

During fiscal 2012 and up to the date of this MD&A, the Company announced the following:

  March 7, 2012 – Merus Labs International Announces Acquisition of Factive (R) and CEO Succession

  January 5, 2012 - Merus Labs Appoints A New President

  December 29, 2011 - Robert S. Pollock Acquires Securities of Merus Labs International Inc.

  December 28, 2011 - Pasquale Dicapo Acquires Securities of Merus Labs International Inc.

  December 20, 2011 - Merus Labs and Envoy complete amalgamation

  November 14, 2011 - Envoy Capital announces Merus Labs licensing agreement with Innocoll for surgical adhesion barrier CollaGuard

  November 11, 2011 – Merus Labs and Envoy Capital Enter into a Definitive Agreement

  October 14, 2011 - Merus Labs International Inc. announces proceeds of the warrant incentive program and repayment of short term credit facility

  October 11, 2011 - Envoy Capital Announces Proposed Acquisition of Merus Labs International

OVERALL PERFORMANCE

For the three month periods ended December 31, 2011, the Company incurred a net loss of $264,780, compared to net income of $759,829 for the three months ended December 31, 2010, and had an accumulated deficit of $29,414,140 at December 31, 2011. The results of the Company for the three month period in 2011 included gains on investments net of operating expenses, which related to the Company’s previous merchant banking business. Upon the amalgamation of Old Merus and Envoy, the Company ceased its merchant banking business and continued on with the business of Old Merus, which included acquiring, selling and distributing specialty pharmaceutical products. Therefore, the Company’s results for the three months ended December 31, 2011 included net sales of prescription drugs from December 19 (date of amalgamation) to December 31, 2011 less operating expenses.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and Acts of God and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

PRODUCT SUMMARY

The Company currently has products in the area of anti-infectives and wound care.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a newly published report. Antibacterials represent the largest segment of the anti-infectives market globally. The global anti-infective market is forecast to expand at a compound annual growth rate of 5.7% between 2008 and 2013. The ten leading companies in the anti-infectives market accounted for 53.8% (or $37.3 billion) of total revenues in 2007. The competitive landscape remains highly fragmented, with market leaders Merck and GSK controlling a combined market share of only 21.4% . Antibacterials accrued sales of $36.3 billion in 2007, accounting for 52.3% of total anti-infective market revenues.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Recent Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Barriers to Entry

There are a number of important barriers to entry with regards to Vancocin, which includes the following.

Quality of Vancomycin HCI Non-Sterile, USP:

Vancomycin HCI Non-Sterile, USP (“API”) is a result of a complex fermentation process, which requires significant know how and experience. The source of API is a critical factor. As well, the impurity profile of the API has a direct impact on efficacy. In vitro antibacterial effects, protein binding and pharmacokinetic properties were similar between the generic vancomycin preparations and VAN-Lilly (or Vancocin). However, in a staphylococcus aureus neutropenic mouse thigh infection model, the antibacterial activity of the generic vancomycin preparations marketed between 2002 and November 2004, when Eli Lilly sold its brand name and production secrets to several manufacturers worldwide, proved to be significantly inferior to that of VAN-Lilly (or Vancocin). One generic could not even achieve bacteriostasis, and others showed a pronounced Eagle effect, with paradoxical bacterial growth at high antibiotic concentrations; VAN-Lilly (or Vancocin) exhibited bactericidal activity over a broad concentration range. What they came to learn is that vancomycin, specifically factor B, is really the active product, and Eli Lilly was the one that originally had 92% purity in their production line, with less than 4% of impurities, specifically crystalline degradation products. It turns out that many of the generics vancomycin, especially less expensive ones, have higher rates of impurities and lower amounts of factor B.

Changes to Barriers to Entry

Although there are a number of barriers to entry, during the quarter, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. Merus intends to vigorously pursue all avenues at its disposal to challenge the entry of any PPC product. Should PPC, or any other entity, enter the market with a generic product, this could have a material adverse effect on the business of Merus. Further, should Health Canada change its methodology by which NOCs are granted, particularly in connection with generic drugs, this could also have a material adverse effect on the business of Merus.

Also, the future of Vancocin may be affected by new therapies such as Fidaxomicin, a macrocyclic antibiotic, which may replace the use of Vancocin. Fidaxomicin was found to be non-inferior to vancomycin against C. Difficile in a phase III non-inferiority study reported in the February 3, 2011 issue of the New England Journal of Medicine. However, Fidaxomicin currently sells at approximately ten times the price of Oral Vancocin.

Wound Care Franchise

In September 2010, Merus entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, three advanced wound care products for the Canadian market.

The worldwide advanced wound care market is estimated to be approximately $5.5 billion in 2010. This market is expected to grow by approximately 5.7% to 6% to 2013.

There is a tremendous amount of innovation in this market place. Most of the Company’s product offerings in this segment will be medical devices. The regulatory pathway for medical devices is much less complex and less expensive, leading to much shorter time to revenues and commercialization. Given the Company’s reach with major hospitals in Canada, wound care is a natural fit with its hospital specialty business.

As of the date of this MD&A, the Company has not launched any of its wound care products. The Company’s entrance into this market is focused on advanced woundcare devices. These are devices that are implantable and contain collagen as the active ingredient. Collagen has a long history of safe medical use and is a biodegradable substance. It has several other positive attributes that make it an excellent biomaterial; these include its positive influence on wound healing, its intrinsically low antigenicity and ability to be sterilized.

With the Company’s current portfolio of Collacare and Collexa, the Company may compete in the following markets:

  Diabetic foot, chronic leg, and pressure ulcers;

  Moderate and severe burns; and

  Dehisced surgical wounds.

Collacare

Collacare is an advanced wound care device comprising a white to off-white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen. Collacare is used in the management of wounds and is highly conformable for a variety of anatomical sites.

Collexa

Collexa is an advanced bilayer wound care device comprising a layer of white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen with a backing layer of off-white/cream absorbent polyurethane foam. The collagen matrix layer aids in the wound management while the polyurethane foam layer acts as a reservoir absorbing wound fluids. Collexa can absorb greater than ten times its own weight in wound fluids. Collexa is highly conformable for a variety of anatomical sites.

Collexa may be used for the management of wounds including:

  Diabetic, Venous, Pressure ulcers;

  Full thickness and partial thickness wounds;

  Traumatic, exuding, and dehisced surgical wounds

  Abrasions;

  1st and 2nd degree burns;

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On October 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, with a transition date of October 1, 2010. The interim consolidated financial statements for the three months ended December 31, 2011, including required comparative information, have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Previously, the Company prepared its financial statements in accordance with Canadian GAAP. Unless otherwise noted, 2010 comparative financial statement information has been prepared in accordance with IFRS.

IFRS are applied retrospectively, except in certain circumstances as allowed or required under IFRS 1 First-time Adoption of International Financial Reporting Standards (see below). Accordingly, the Company has provided a reconciliation of previously disclosed comparative period financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS (See note 20 of its unaudited interim financial statements for the three months ended December 31, 2011 and 2010).

The Company has identified a number of key accounting areas where there are differences between IFRS and Canadian GAAP which have an impact on the Company’s financial results. These have been summarized below based on the standards currently issued and applicable to the Company.

  Impairment of assets: Under Canadian GAAP, asset impairment is identified if the carrying value of the asset exceeds its recoverable amount. If the carrying value exceeds the recoverable amount, the asset is written down to its fair value. The impairment threshold under IFRS is defined as the higher of its fair value less costs to sell and its value in use. The Company has determined that this change has not affected the recorded amount of any of its assets. IFRS, unlike Canadian GAAP, also allows impairment provisions to be reversed in future periods if the recoverable amount exceeds the recorded value. The Company has determined that this change has not affected the carrying amount of any of its assets at transition date.

  Share-based payments: IFRS requires that share-based payments to employees with different vesting periods be treated as separate awards for the purpose of determining their fair value. In addition, IFRS requires that the number of anticipated forfeitures be estimated at the grant date and incorporated into the calculation of share-based compensation expense. Under Canadian GAAP, share-based payments with different vesting periods can be treated as a single award and forfeitures recorded as they occur. The Company’s IFRS charges at October 1, 2010 are consistent with its Canadian GAAP charges for the same date.

  The effects of changes in foreign exchange rates: Under Canadian GAAP, foreign currency translation of a subsidiary was based upon the determination of whether the subsidiary is integrated or self-sustaining. IFRS requires the functional currency of subsidiaries to be determined, which then determines how subsidiaries are translated. The Company has determined that there is no material impact of this difference at transition date.

Initial adoption of IFRS requires retroactive application as at the transition date, with adjustments arising on the conversion to IFRS from Canadian GAAP recognized in opening retained earnings. However, to assist with the difficulties associated with reformulating historical accounting information, IFRS 1 First-time Adoption of International Financial Reporting Standards provides for a number of optional exemptions and mandatory exceptions which generally allow prospective rather than retrospective treatment under certain conditions. The following summarizes the most significant of these as they apply to Merus:

  Business combinations: IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after October 1, 2010.

  Consolidated and separate financial statements: In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

  Share-based payment transactions: IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to October 1, 2010, which has been accounted for in accordance with Canadian GAAP.

  Cumulative translation differences: IFRS 1 provides an exemption that a first-time adopter need not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has taken advantage of this election and deemed the cumulative translation differences for all subsidiaries to be zero at October 1, 2010.

IFRS 1 also outlines guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening consolidated balance sheet dated October 1, 2010:

  Estimates: In accordance with IFRS 1, an entity’s estimates in accordance with IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with previous GAAP, unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates at October 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

For the three months ended December 31, 2011, the Company reported net loss of $264,780 (or $0.03 basic loss per share) compared to a net income of $759,829 (or $0.09 basic earnings per share) for the three months ended December 31, 2010.

The quarter ended December 31, 2011 included sales of Vancocin for 11 days from December 20, 2011, the first day after amalgamation, to December 31, 2011. As this is not reflective of the revenues the Company would expect to earn during a quarter, the Company has prepared the following pro-forma statement of operations to illustrate what the Company’s results would have been if it owned Vancocin from October 1 to December 31, 2011:

	As Reported in	Results from	Pro-forma
	the Interim	October 1 to	Interim
	Statement of	December 19,	Statement of
	Operations	2011	Operations

Revenues	$312,363	$2,483,176	$2,795,539
Cost of goods sold	47,891	306,202	354,093
Gross margin	264,472	2,176,974	2,441,446

Operating expenses:
General and administrative	329,686	165,745	495,431
Sales and marketing	--	66,711	66,711
Acquisition costs	405,444	--	405,444
	735,130	232,456	967,586
Earnings (loss) before depreciation, amortization, interest expense and investment income	(470,658)	1,944,518	1,473,860

Amortization of intangible assets	44,440	299,970	344,410
Depreciation	1,215	--	1,215
Interest expense	--	64,961	64,961
Investment income	(251,533)	(2,892)	(254,425)

Net income (loss)	(264,780)	1,582,479	1,317,699

For the 2011 quarter, the Company’s gross margin on sales was $264,472 (or 85%), which consisted of net sales of $312,363 less cost of goods sold of $47,891 from sales of Vancocin for 11 days. If the Company had amalgamated with Old Merus on October 1, 2011 and owned Vancocin during the full quarter, gross margin would have been $2,441,446 (or 87%), consisting of net sales of $2,795,539 less cost of goods sold of $354,093. Sales of Vancocin from October 1 through December 31 were strong given the outbreak of C. Difficile throughout Canada during 2011 and as hospitals increased their supply of Vancocin for the approaching winter flu season.

The comparative three month period ending December 31, 2010 includes the results of the Company’s former operating subsidiary, Watt International Inc. (“Watt”). The Company made a decision to divest of its consumer and retail branding unit in the third quarter of fiscal 2011, thus Watt’s results for the first quarter of fiscal 2011 are presented as discontinued operations.

Operating expenses for the three months ended December 31, 2011 increased from $602,941 for the three months ended December 31, 2010 to $735,130, due to acquisition costs relating to the amalgamation in December 2011. General and administrative expenses decreased from the prior period as the Company did not incur certain expenditures in 2011 due to the divestiture of Watt, as well as a restructuring of executive management in the second quarter of fiscal 2011. Acquisition costs of $405,444 were incurred in the current quarter as a result of the amalgamation of Old Merus and Envoy. While these costs are not expected to recur, there will be additional acquisition costs going forward related to the acquisition of new products and revenue streams. On a proforma basis, including the operating expenses of Old Merus from October 1 to December 19, 2011, general and administrative expenses would have been higher by $165,745, relating to professional fees, wages and salaries and other expenses. Sales and marketing expense of $66,711 would also be included.

Other significant changes in results from the three months ended December 31, 2010 to the three months ended December 31, 2011 were as follows:

  The 2011 period included 11 days of amortization expense of $44,440 related to licensing and distribution agreement and the Vancocin trademark, which was not owned by the Company in 2010. Amortization of these intangibles would have been $344,410 from October 1 to December 31, 2011.

  The Company earned investment income of $251,533 during the three months ended December 31, 2011 compared to $1,574,404 during the three months ended December 31, 2010. During 2011, the Company ceased its merchant banking operations. As such, gains on investments made related to these businesses decreased from the comparable period in 2010.

  During three months ended December 31, 2010, the Company incurred a net loss from discontinued operations of $195,518 related to its consumer and retail branding group which was divested in September 2011.

SUMMARY OF QUARTERLY RESULTS

Financial data for the quarters beginning October 1, 2010 presented below are in accordance with IFRS. Quarters prior to the quarter ended December 31, 2010 (Q1 2011) are not required to be presented under IFRS.

		Q1 2012		Q4 2011		Q3 2011		Q2 2011

Gross margin		$0.26 million	$	nil	$	nil	$	nil

Net earnings (loss):
From continuing operations		($0.26) million		($1.55) million		$0.07 million		($6.28) million
Including discontinued		($0.26) million		($1.38) million		$0.14 million		($6.53) million
operations

Net earnings (loss) per share:
From continuing operations:
Basic		($0.03)		($0.20)		$0.01		($0.77)
Diluted		($0.03)		($0.20)		$0.01		($0.77)
Including discontinued
operations:
Basic		($0.03)		($0.22)		$0.02		($0.80)
Diluted		($0.03)		($0.22)		$0.02		($0.80)

		Q1 2011		Q4 2010		Q3 2010		Q2 2010

Gross margin	$	nil		$2.27 million		$2.56 million		$2.06 million

Net earnings (loss):
From continuing operations		$0.96 million		$0.43 million		($1.44) million		$0.89 million
Including discontinued operations		$0.76 million		$0.43 million		($1.44) million		$0.89 million

Net earnings (loss) per share:
From continuing operations:
Basic		$0.12		$0.05		($0.18)		$0.15
Diluted		$0.12		$0.05		($0.18)		$0.15
Including discontinued
operations:
Basic		$0.09		$0.05		($0.18)		$0.15
Diluted		$0.09		$0.05		($0.18)		$0.15

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at December 31, 2011, the Company had working capital of $8,975,551 compared to $10,320,362 at September 30, 2011. The decrease in working capital was primarily due to debt relating to the acquisition of Vancocin which was assumed pursuant to the amalgamation. This was offset by an increase in cash and cash equivalents as the Company divested of its commercial and retail branding operations and held cash for future acquisition of prescription medicine products.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations and raise financing to pursue acquisition of other prescription and pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided from operations in the Company was $1,880,484 for the three months ended December 31, 2011 compared to cash used in operations of $343,999 in 2010.

Cash provided by financing activities for the three months ended December 31, 2011 was $1,055,523, due mainly to proceeds received from the Company’s private placement in December 2011. In addition, the Company repaid $6,890,110 in debt assumed in the amalgamation. In 2010, cash provided by investing activities of $83,181 was mainly due to draws on the Company’s credit line.

Cash provided by investing activities was $1,727,001 for 2011. This amount was largely due to cash received against the loan receivable as well as cash acquired pursuant to the amalgamation. During the three months ended December 31, 2010, $3,540 was used in financing activities, relating to investments.

COMMITMENTS

(a)	Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

2012	$41,050

(b)	Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at December 31, 2011, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

Pursuant to the Company’s support services agreement with a distribution services provider, the Company is committed to repay the loan based on net sales of Vancocin until June 30, 2016.

(c)	Purchase and service based commitments

The Company is committed to making minimum purchases of inventory in the amount of US$168,957 (2010 - $nil).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At December 31, 2011, the Company owed $2,000 to related parties. The amount owing is unsecured, non-interest bearing, and due on demand. All transactions were in the normal course of operations and have been recorded at their exchange amounts, which were the amounts agreed upon by the transacting parties.

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES Accounting policies

The following are the changes in the Company’s critical accounting policies due to the adoption of IFRS and the amalgamation with Old Merus:

(a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Merus Labs International Inc. Intercompany balances and transactions are eliminated on consolidation.

Subsidiaries as at December 31, 2011, September 30, 2011 and October 1, 2010 are as follows:

	December 31	September 30	October 1
	2011	2011	2010	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Merus Labs Inc.	100.0	-	-	British Columbia
ECG Properties Inc.	100.0	100.0	100.0	Ontario
Envoy Securities Corp.	100.0	100.0	100.0	Ontario
ECG Holdings (US) Inc.	100.0	100.0	100.0	Delaware
Envoy Capital Group
Monaco S.A.M.	-	-	99.8	Monaco
Watt International Inc.	-	-	100.0	Ontario
Watt International (USA) Inc.	-	-	100.0	California
1632159 Ontario Ltd.	-	-	100.0	Ontario

On September 30, 2011, the Company sold its ownership in Watt International Inc. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate. As a result, Watt’s operations for fiscal 2011 have been presented as discontinued operations.

Investments in which the Company has a significant influence are accounted for using the equity method.

(b)	Financial instruments

The Company classifies all financial instruments as either fair value through profit and loss (“FVTPL”), available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Financial instruments at FVTPL are measured at fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to- maturity, loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

Cash	Fair value through profit and loss
Short term investments	Fair value through profit and loss
Trade and other receivables	Loans and receivables
Loans receivable	Loans and receivables
Bank indebtedness	Other financial liability
Trade and other payables	Other financial liability
Derivative liabilities	Fair value through profit and loss
Long term debt	Other financial liability

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i)	Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii)	Privately-held investments:

Securities in privately-held companies designated as FVTPL or AFS are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties. Such evidence might include significant subsequent equity financing by an unrelated professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

(c)	Inventory

Inventories are comprised of raw materials, work in progress, and finished goods of Vancocin and are recorded at the lower of cost or net realizable value on a first-in first-out basis. The Company establishes inventory reserves for estimated obsolete or unsaleable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future and market conditions.

(d)	Trade and other receivables

Trade and other receivables are stated at their principal balances and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of trade receivables and deems all unpaid amounts greater than 90 days to be uncollectible. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(e)	Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements and trademarks. Intangible asset are recorded at cost and amortized over its useful life of 2 to 10 years.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(f)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any

(g)	Impairment of assets

At the end of each reporting period, Merus reviews the carrying amounts of its intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (in any).

Recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assignments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(h)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(i)	Income taxes

Provision for income taxes consists of current and deferred tax expense and is recognized in operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(j)	Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(k)	Revenue recognition

Revenue from product sales, including shipments to distributors, is recognized when the product is delivered to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product. Revenue from product sales is recognized net of sales discounts, credits, returns, rebates and allowances.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns, which is applied directly against sales.

(l)	Share-based compensation

From time to time, the Company grants options to directors, officers, employees and non- employees to purchase common shares. The Company accounts for its stock options using the fair- value method. Share-based payment, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for stock options granted to employees, officers and directors over the period during which the related options vest. Share- based payments are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Estimates and judgements

The preparation of financial statements requires management to make judgments, estimates and assumptions about future events that affect the application of policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used include, among others, collectibility of trade and other receivables, valuation of short-term investments, inventories, intangible assets and goodwill, and measurement of share-based compensation.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the estimated useful lives of intangible assets.

RECENT ACCOUNTING PRONOUNCEMENTS

During 2011 five new standards were issued effective for annual periods beginning on or after January 1, 2013.

  IFRS 10 Consolidated Financial Statements: IFRS 10 outlines the principles for the presentation and preparation of consolidated financial statements.

  IFRS 11 Joint Arrangements: IFRS 11 defines the two types of joint arrangements (joint operations and joint ventures) and outlines how to determine the type of joint arrangement entered into and the principles for accounting for each type of joint arrangement.

  IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows.

  IFRS 13 Fair Value Measurement: IFRS 13 defines fair value, summarizes the methods of determining fair value and outlines the required fair value disclosures. IFRS 13 is utilized when another IFRS standard requires or allows fair value measurements or disclosures about fair value measurements.

Accounting standards that have been amended but are not yet effective include:

  IAS 27 Separate Financial Statements: IAS 27 outlines the accounting principles to be applied with regards to investments in subsidiaries, joint ventures and associates when an entity elects or is required by local regulations to present separate, non-consolidated, financial statements. The previous standard was titled IAS 27 Consolidated and Separate Financial Statements.

  IAS 28 Investments in Associates and Joint Ventures: IAS 28 outlines the accounting treatment and corresponding application of the equity method of accounting in investments in associates and joint ventures. The previous standard was titled IAS 28 Investments in Associates.

The Company does not expect any impact of these standards on its financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2011 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2011.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at March 14, 2012, the Company had 24,388,323 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of March 14, 2012 none of the preferred shares have been issued.

Stock Options

The Company has 2,305,000 stock options outstanding as at March 14, 2012.

Share Purchase Warrants

The Company has 4,733,057 share purchase warrants outstanding as at March 14, 2012.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.